

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

Tom Fitzgerald
Chief Financial Officer
Transcode Therapeutics, Inc.
6 Liberty Square, #2382
Boston, MA 02109

Re: Transcode Therapeutics, Inc.
     Registration Statement on Form S-1
     Filed May 19, 2023
     File No. 333-272082

Dear Tom Fitzgerald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Finnbarr Murphy